Exhibit 99.1
Shinhan Financial Group FY 2023 Operating Results

On February 8, 2024, Shinhan Financial Group released its operating results for the fiscal year 2023. The following tables reflect the key figures we announced through a fair disclosure. The full IR presentation materials are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and is to be audited by our independent auditor. As figures provided have not yet been fully audited by our independent auditor, contents are subject to change in the due course of the auditing process.

1. Operating Results of Shinhan Financial Group (consolidated)

					(KRW million)
Item		4Q 2023	3Q 2023	QoQ Change (%)	4Q 2022	YoY Change (%)
Revenue*	Specified Quarter	12,123,940	16,643,190	-27.15	3,224,333	276.01
	Cumulative	61,332,629	49,208,689	-	58,815,309	4.28
Operating Income	Specified Quarter	904,484	1,704,133	-46.92	580,139	55.91
	Cumulative	6,100,850	5,196,366	-	5,905,564	3.31
Income before Income Taxes	Specified Quarter	789,399	1,590,382	-50.36	470,110	67.92
	Cumulative	5,964,960	5,175,561	-	6,366,626	-6.31
Net Income	Specified Quarter	576,052	1,218,825	-52.74	385,790	49.32
	Cumulative	4,478,000	3,901,948	-	4,755,514	-5.84
Net Income Attributable to Controlling Interest	Specified Quarter	549,747	1,192,065	-53.88	358,870	53.19
	Cumulative	4,368,035	3,818,288	-	4,665,643	-6.38

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

* The financial figures for periods starting January 1, 2023 have been stated in accordance with K-IFRS No.1117, ‘Insurance Contracts’. The figures for same term of last year have been restated for the purpose of improved comparability.

2. Operating Results of Shinhan Bank (consolidated)

					(KRW million)
Item		4Q 2023	3Q 2023	QoQ Change (%)	4Q 2022	YoY Change (%)
Revenue*	Specified Quarter	6,484,017	10,846,469	-40.22	216,302	2,897.67
	Cumulative	37,459,679	30,975,662	-	35,514,461	5.48
Operating Income	Specified Quarter	692,877	1,165,144	-40.53	652,829	6.13
	Cumulative	4,147,197	3,454,320	-	4,162,750	-0.37
Income before Income Taxes	Specified Quarter	629,843	1,152,740	-45.36	595,832	5.71
	Cumulative	4,041,105	3,411,262	-	4,107,626	-1.62
Net Income	Specified Quarter	468,716	918,578	-48.97	452,690	3.54
	Cumulative	3,067,991	2,599,275	-	3,045,732	0.73
Net Income Attributable to Controlling Interest	Specified Quarter	468,591	918,543	-48.99	452,530	3.55
	Cumulative	3,067,681	2,599,090	-	3,045,013	0.74

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

3. Operating Results of Shinhan Card (consolidated)

				(KRW million)
Item		4Q 2023	3Q 2023	QoQ Change (%)	4Q 2022	YoY Change (%)
Revenue*	Specified Quarter	1,270,099	1,442,586	-11.96	755,435	68.13
	Cumulative	5,378,610	4,108,511	-	4,761,181	12.97
Operating Income	Specified Quarter	200,639	197,280	1.70	76,696	161.60
	Cumulative	802,827	602,188	-	765,041	4.94
Income before Income Taxes	Specified Quarter	201,148	199,042	1.06	75,438	166.64
	Cumulative	803,200	602,052	-	836,731	-4.01
Net Income	Specified Quarter	151,804	152,500	-0.46	55,233	174.84
	Cumulative	621,908	470,104	-	644,555	-3.51
Net Income Attributable to Controlling Interest	Specified Quarter	151,470	152,196	-0.48	53,707	182.03
	Cumulative	620,582	469,112	-	641,368	-3.24

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

4. Operating Results of Shinhan Life (consolidated)

				(KRW million)
Item		4Q 2023	3Q 2023	QoQ Change (%)	4Q 2022	YoY Change (%)
Revenue*	Specified Quarter	1,585,040	1,479,438	7.14	844,885	87.60
	Cumulative	6,451,715	4,866,675	-	6,377,305	1.17
Operating Income	Specified Quarter	69,008	167,486	-58.80	47,814	44.33
	Cumulative	659,057	590,049	-	550,580	19.70
Income before Income Taxes	Specified Quarter	59,721	162,626	-63.28	36,405	64.05
	Cumulative	639,553	579,832	-	532,906	20.01
Net Income	Specified Quarter	44,771	115,942	-61.39	79,000	-43.33
	Cumulative	472,395	427,624	-	449,392	5.12
Net Income Attributable to Controlling Interest	Specified Quarter	44,771	115,942	-61.39	79,000	-43.33
	Cumulative	472,395	427,624	-	449,392	5.12

* 'Sales Amount' represents the sum of insurance revenues and investment revenues and other operating revenues.

* The financial figures for periods starting January 1, 2023 have been stated in accordance with K-IFRS No.1117, ‘Insurance Contracts’. The figures for same term of last year have been restated for the purpose of improved comparability.